



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2007
WASH, D.C.
213
07003535

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMahan Securities Corporate Finance LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Putnam Avenue
(No. and Street)

Greenwich, (City) CT (State) 06830-6086 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Timothy Bowman (203) 618-3311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

PROCESSED
MAR 28 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/27

OATH OR AFFIRMATION

I, Timothy Bowman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMahan Securities Corporate Finance LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIE E. JEAN-PIERRE
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2008

Marie E. Jean-Pierre
Notary Public

Timothy J. B[illegible]
Signature

Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH, D.C.
213
SECTION

MCMAHAN SECURITIES CORPORATE FINANCE LLC

December 31, 2006

Grant Thornton

ountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
McMahan Securities Corporate Finance LLC

We have audited the accompanying statement of financial condition of McMahan Securities Corporate Finance LLC (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of McMahan Securities Corporate Finance LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 9, 2007

Broad Street
h Floor
v York, NY 10004
212.422.1000
212.422.0144
www.grantthornton.com

nt Thornton LLP
member of Grant Thornton International

McMahan Securities Corporate Finance LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$48,023
Furniture, fixtures, office equipment and leasehold improvements (net of accumulated depreciation and amortization of $2,563)	1,448
Other	11,444
	$60,915

LIABILITIES AND MEMBER'S CAPITAL

Accrued expenses and other	$32,451
Member's capital	28,464
	$60,915

The accompanying notes are an integral part of this statement.

McMahan Securities Corporate Finance LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2006

NOTE A - ORGANIZATION

McMahan Securities Corporate Finance LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company engages primarily in private placements of equity and/or debt securities for relatively new or small and mid-sized companies. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that rule.

The sole member of the Company is also the controlling general partner of McMahan Securities Co. L.P., an affiliate.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

2. Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less at the purchase date to be cash equivalents.

3. Private Placements

Fees from private placements are recognized when earned and are reflected in the statement of operations.

4. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation of furniture, fixtures and office equipment is provided by the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the remaining term of the lease.

NOTE B (continued)

5. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - INCOME TAXES

No provision has been made for income taxes, since these taxes are the responsibility of the individual member.

NOTE D - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, of $32,451. At December 31, 2006, the Company had net capital of $15,572, which exceeded its requirement of $5,000 by $10,572.

NOTE E - COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Company has a noncancellable lease for office space, which expires on June 30, 2007. The lease is subject to escalations for increases in real estate taxes and operating costs. The minimum annual rentals are as follows:

	Minimum rentals
Period ending June 30, 2007	$16,192

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5**

To the Partners
McMahan Securities Corporate Finance, LLC

In planning and performing our audit of the financial statements and supplementary information of McMahan Securities Corporate Finance LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.
We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 14, 2007

END